UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

[redacted]

14046032

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SEC Mail Processing Section
FEB 27 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2013 AND ENDING December 31, 2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Prime Services, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Fremont Street, 30th Floor

(No. and Street)

San Francisco **CA** **94105**

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Hiestand **(415) 848-0270**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

KPMG LLP

(Name – *if individual, state, last, first, middle name*)

55 2ND Street **San Francisco** **CA** **94105**

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **John D. Hiestand**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Wells Fargo Prime Services, LLC**, as of **December 31, 2013**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF OPERATING OFFICER

Title

State of California
County of San Francisco

L. SPAIN
Commission No. 1949471
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires AUGUST 25, 2015

Subscribed and sworn to before me this 21 day of February 2014

L Spain

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.
- ☐ (p) Schedule of Segregation Requirements and funds in segregations–customers' regulated commodity futures account Pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLS FARGO PRIME SERVICES, LLC

Table of Contents

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Member
Wells Fargo Prime Services, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Prime Services, LLC, a subsidiary of Wells Fargo & Company, as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Wells Fargo Prime Services, LLC as of December 31, 2013 in accordance with U.S. generally accepted accounting principles.

KPMG LLP

San Francisco, California
February 21, 2014

Wells Fargo Prime Services, LLC
(A Subsidiary of Wells Fargo & Company)
Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 26,766,109
Due from clearing brokers	1,746,633
Accounts receivable, net	351,261
Deposits with clearing brokers	2,476,885
Prepaid expenses and other assets	1,245,166
Intangible assets, net	13,042,750
Due from parent	156,474
Total assets	$ 45,785,278
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 543,484
Commissions and bonuses payable	4,222,662
Due to customers	2,193,770
Accrued expenses and other	4,318,692
Total liabilities	11,278,608
Member's Equity	34,506,670
Total liabilities and member's equity	$ 45,785,278

See Accompanying Notes to Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies

Business

Wells Fargo Prime Services, LLC (the "Company"), formerly known as Merlin Securities, LLC, is a Delaware limited liability company formed on April 1, 2004. The Company was a wholly-owned subsidiary of Merlin Group Holdings, LLC (the "Former Parent") until July 31, 2012. On August 1, 2012, Everen Capital Corporation (the "Parent"), a wholly-owned subsidiary of Wells Fargo & Company, completed its acquisition of the Company (the "Transaction"). In connection with the Transaction, the Company recorded purchase accounting adjustments with corresponding adjustments to member's equity. On December 1, 2012, the Company changed its name from Merlin Securities, LLC, to Wells Fargo Prime Services, LLC. As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

The Company is registered with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and National Futures Association ("NFA"). The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has been approved by FINRA to act as a broker or dealer in securities to execute transactions in corporate equity securities on listed and over-the-counter markets, government and corporate debt securities, options on securities, futures on securities, private placements of securities, and rebate a portion of commissions to customers and/or their creditors. The Company does not trade for its own account.

The Company is an introducing broker-dealer that provides securities and derivatives trading and various brokerage firm services to hedge funds, corporations, and institutional investors. J.P. Morgan Clearing Corp. and Goldman Sachs Execution and Clearing Services, L.P. (collectively, the "Clearing Brokers") are custodians who provide custody and/or clearing services to the Company.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of ninety days or less to be cash equivalents.

Due from Clearing Brokers

Pursuant to the clearance agreements with the Clearing Brokers, the Company introduces all of its customer securities to the Clearing Brokers on a fully-disclosed basis. The amount due from Clearing Brokers represents the net amount due from

1. Business and Summary of Significant Accounting Policies (continued)

the brokers' primarily for commissions. Withdrawal of cash deposits may be restricted from time-to-time due to unsettled trades or short stock sales. In the normal course of business, the balance in the trading account reflects net amounts due from the Clearing Brokers. Generally, interest on outstanding balances is earned at money market rates and paid at broker call rates.

Accounts Receivable, net

Accounts receivable are recorded at the invoiced amount and do not bear interest. To the extent deemed necessary, the Company maintains an allowance for estimated losses from the inability of clients to make required payments. There is no allowance for estimated losses recognized as of December 31, 2013. The collectability of outstanding invoices is continually assessed. In estimating the allowance, the Company considers factors such as historical collections, a client's current creditworthiness, age of the receivable balance and general economic conditions that may affect a client's ability to pay.

Due from Parent

The Parent incurs expenditures on behalf of the Company, which are reflected as expenses on the books of the Company. Amounts due from Parent represented a cash advance to the Parent by the Company for reimbursement of such expenditures that has yet to be settled as of December 31, 2013.

Intangible Assets, net

The Company recorded an intangible asset for the estimated fair value of its customer relationships as part of the purchase accounting related to the acquisition. This amount is being amortized over its estimated useful life of 4 years. The Company reviewed such intangible for impairment in 2013 and concluded that there has been no event or change in circumstances indicating that the carrying amount may not be recoverable. As a result, there was no impairment recorded during the year ended December 31, 2013.

Federal and State Income Taxes

The Company is a single-member limited liability company ("SMLLC") and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for Federal income tax purposes. Generally, disregarded entities are not subject to entity-level Federal or state income taxation and as such, the Company does not provide for income taxes under FASB ASC 740, *Income Taxes*. The Company's taxable income is primarily reported in the tax return of its Parent. Certain state jurisdictions will subject the Company to entity-level taxation as a SMLLC; however, state tax expense for 2013 is not material.

1. Business and Summary of Significant Accounting Policies (continued)

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the statement of financial condition. The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest in 2013 and there was no accrued interest at December 31, 2013. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2013, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files tax returns in various states and local jurisdictions and it is subject to income tax examinations by tax authorities for years 2009 and forward.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash deposited with the Company's Clearing Brokers, accounts receivable, accounts payable, and other accrued expenses, approximate their fair values.

Use of Estimates

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America that require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statement and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. Purchase Accounting Allocation

Management estimated the fair value of assets and liabilities as of the acquisition date to be equal to their carrying values, with the exception of the establishment of intangible assets. The following table represents the purchase accounting adjustment to recognize assets at their estimated fair values as of August 1, 2012, with net increase recorded in capital contribution from the Parent.

	Carrying Values as of August 1, 2012	Purchase Accounting Adjustments	Estimated Fair Values as of August 1, 2012
Assets			
Customer Relationships	$ -	20,910,000	$ 20,910,000
Member's Equity			
Capital Contributions from Parent	$ -	20,910,000	$ 20,910,000

3. Intangible Assets

The gross carrying value of intangible assets and accumulated amortization at December 31, 2013, is presented in the following table:

	Gross Carrying Value	Accumulated Amortization
Customer Relationships Intangibles	$ 20,910,000	$ 7,867,250

4. Financial Instruments, Off-Balance Sheet Arrangement and Credit Risk

Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk. The Company was not a party to any off-balance sheet arrangements during 2013. In particular, the Company does not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

Cash held by the Clearing Brokers is insured by the Securities Investor Protection Corporation and by supplemental insurance provided by the brokers. Such insurance protects against loss due to failure of the Clearing Brokers, but not loss due to unfavorable changes in the fair value of securities. Management does not believe the Company is exposed to undue risk of loss thereon.

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by unrelated Clearing Brokers that maintain custody of customers' securities and provide financing to customers. Through indemnification provisions in agreements with Clearing Brokers, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

5. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

6. Net Capital Requirements and Exemptions from SEC Rule 15c3-3

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2013, the Company had regulatory net capital, as defined, of $19,394,995 which exceeded the amount required by $18,643,087. The Company's aggregate indebtedness to net capital ratio was 0.58:1.

The Company is exempt from the SEC Rule 15c3-3 pursuant to the provisions (k)(2)(i) and (k)(2)(ii) as all customer transactions are cleared through the Clearing Brokers on a fully disclosed basis and all customer rebates of commissions are processed through a "Special Bank Account for the Exclusive Benefit of Customers". Under these exemptions, the Company is not subject to the reserve requirements and possession or control provisions of Rule 15c3-3.

There are no differences in the calculation of net capital as per respondent and computation per Schedule I for December 31, 2013, as amended on February 19, 2014.

7. Related Party Transactions

The Company is party to an expense sharing agreement with the Parent. This agreement allows the Parent to provide certain services to the Company and for certain direct and indirect expenses to be allocated to the Company and net settled on a monthly basis. At December 31, 2013, the amount due from the Parent was $156,474.

8. Commitments

The Company has several non-cancelable operating leases, that expire over the next four years. The following is a table summarizing significant commitments as of December 31, 2013, consisting of future minimum lease payments under all non-cancelable operating leases with initial or remaining terms in excess of one year.

The following commitments include rent expense relating to leases to which the Company has title. Rent expense relating to leases to which the Company's Parent has title are excluded from this table.

	Operating Leases
2014	$ 814,260
2015	771,564
2016	564,031
2017	160,250
	$ 2,310,105

9. Contingencies

A former customer of the Company commenced arbitration before FINRA by Statement of Claim dated April 25, 2011. The complaint alleged various causes of action including a claim for losses incurred due to the Company's alleged failure to provide services per the terms of the service agreement. On August 19, 2013, the Company received written notification from FINRA indicated that the former customer withdrew all claims, and the arbitration matter was dismissed. There was no unfavorable judgment against the Company and no settlement payment has been incurred.

10. Subsequent Events

Management evaluated subsequent events through February 21, 2014, the date this statement of financial condition and the related notes were available to be issued. There were no material subsequent events that required disclosure in these financial statements.